NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES STRONG FOURTH QUARTER 2005 EARNINGS OF $0.83PER SHARE, AHEAD OF PREVIOUS THREE QUARTERS

TORONTO, CANADA -- February 23, 2006 -- Russel Metals Inc. today reported fourth quarter 2005 earnings per share of $0.83, significantly ahead of consensus estimates and greater than each of the previous three quarters.  The fourth quarter 2005 earnings were $41.8 million, down 4% from fourth quarter 2004 net earnings of $43.5 million.  Fourth quarter 2005 revenues were $646.9 million, up 4% from $623.3 million in 2004.

Steel pricing stabilized in the second half of 2005, reducing inventory holding losses which resulted in improved segment operating profits as a percentage of sales in all three operating segments.  Included in the fourth quarter results was a favourable tax adjustment of $4.6 million, which caused earnings per share to be $0.09 higher.

The earnings per share for the year ended December 31, 2005 was $2.47 versus $3.64 in 2004.  The 2005 earnings, while below 2004, are significantly ahead of prior years as average steel transaction prices remained at historical highs.  The net earnings for 2005 were $124.7 million versus $177.8 million in 2004.  Revenues were $2.6 billion in 2005 versus $2.4 billion in 2004.

Bud Siegel, President and CEO, stated, "During 2005 we experienced continued outstanding performance throughout our operations and the strength of the second half results further demonstrated our ability to maximize profits in a cyclical environment.  The solid profits for 2005 were matched with strong cash flows and our already industry-leading balance sheet was further strengthened.

In 2005, the Company produced free cash flow of $130.6 million or $2.59 per share.  The free cash flow supported increased dividend payments and the reduction of net interest bearing debt.  The net interest bearing debt as a percentage of capitalization improved to 23%, the strongest in our history."

The Board of Directors approved a quarterly dividend of $0.35 per common share payable March 15, 2006 to shareholders of record as of March 7, 2006.

The Company will be holding an Investor Conference Call on Friday, February 24, 2006 at 9:00 a.m. ET to review its fourth quarter and year-end results for 2005.  The dial in telephone number for the call is 1-800-346-5998.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, Friday, March 3, 2006.  You will be required to enter reservation number 21268315 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com